Filed Pursuant to Rule 424(b)(3)

Registration Number 333-124996

PROSPECTUS SUPPLEMENT NO. 1

TO

PROSPECTUS DATED AUGUST 31, 2005

OF

CORDIA CORPORATION

On September 7, 2005, the Board of Directors of Cordia Corporation, appointed fellow board member and President and Chief Operating Officer, Patrick Freeman, to serve as the Company’s Chief Technology Officer.  This appointment was based on the Board’s belief that Mr. Freeman’s extensive development background makes him the ideal candidate for the position of Chief Technology Officer as Cordia expands into domestic and international VoIP service offerings. In light of the appointment, Mr. Freeman resigned from President and Chief Operating Officer, effective September 12, 2005, so that he can focus his efforts to the continued service of Cordia in his new position as Chief Technology Officer.

To fill the vacancy created by Mr. Freeman’s resignation, the Board has appointed Kevin Griffo to serve as President and Chief Operating Officer effective September 12, 2005.  Mr. Griffo, 45, has over twenty (20) years experience in the telecommunications industry.   For the last five (5) years, Mr. Griffo served as Executive Vice President of Local Service, Sales and Direct Sales for Talk America Holdings, Inc., a competitive local exchange carrier.  Talk America is not a parent, subsidiary or other affiliate of Cordia Corporation. Mr. Griffo is not related to any directors, executive officers, or persons nominated or chosen by Cordia.    Mr. Griffo has not been involved in any transactions with Cordia in which Mr. Griffo has a direct or indirect interest.  At this time there are no proposed transactions of this nature contemplated between Cordia and Mr. Griffo.

The date of this prospectus supplement is September 15, 2005.